Exhibit 4.14

Resolution on the introduction of a long-term incentive program for the company’s management and key personnel (item 18)

The Board of Directors of Calliditas Therapeutics proposes the introduction of a long-term incentive program for the company’s management and key personnel (including employees and consultants) in accordance with the following.

The Board of Directors proposes that the annual general meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas Therapeutics (“ESOP 2022”) in accordance with items 18a – 18b below.

The resolutions under items 18a – 18b below are proposed to be conditional upon each other. Should the majority requirement for item 18b below not be met, the Board of Directors proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 18c below and resolutions under items 18a and 18c shall then be conditional upon each other.

ESOP 2022 is a program under which the participants will be granted, free of charge, stock options to acquire shares in Calliditas Therapeutics (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 2,000,000 Options are allocated to the participants.

Proposal regarding adoption of a long-term incentive program for the company’s management and key personnel (item 18a)

The rationale for the proposal

ESOP 2022 is intended for members of management and key personnel (including employees and consultants) in Calliditas Therapeutics. The Board of Directors of Calliditas Therapeutics believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas Therapeutics, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders.

The proposed program is key for the company’s ability to attract, retain and motivate competent key persons in the United States as well as in Europe in the company’s operations and commercial functions scaling up the market launch of TARPEYO in the United States and the development of the company’s pipeline assets. During the fourth quarter of 2021, the company received accelerated approval in the United States and currently the company are launching TARPEYO in the United States. When recruiting experienced commercial personnel in the United States and other key employees in the United States and Europe it will be important for Calliditas Therapeutics to be able to offer attractive compensation terms. A competitive equity-based incentive program will be a key component in order to be able to attract and retain highly skilled and experienced individuals as Calliditas Therapeutics launches TARPEYO in the United States.

The Board of Directors of Calliditas Therapeutics believes that ESOP 2022 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2022 is adapted to the current position and needs of Calliditas Therapeutics. The Board of Directors is of the opinion that ESOP 2022 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and that ESOP 2022 will be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Options

The following conditions shall apply for the Options.

•	The Options shall be granted free of charge to the participants.

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The Board of Directors shall resolve upon the allocation of Options between the date of the annual general meeting 2022 and the date of the annual general meeting 2023 (with each respective granting falling on a “Grant Date”).

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Each Option entitles the holder to acquire one share in Calliditas Therapeutics for a pre-determined exercise price. The exercise price will correspond to 115 percent of the volume weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm during the ten trading days preceding the Grant Date.

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The Options shall vest over a three-year period, with 20 percent on the first anniversary of the Grant Date, with an annual vesting of 40 percent during the second year after the Grant Date, and with an annual vesting of 40 percent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas Therapeutics (or, in the case of consultants, still provides services to Calliditas Therapeutics).

•	Following the expiry of the vesting period, the Options may be exercised during a one-year period.

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The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

•	The Options are non-transferable and may not be pledged.

•	The Options may be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

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In the event of a public take-over offer, significant asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 100 employees or consultants of the company. The Board of Directors may grant Options, on one or several occasions, between the date of the annual general meeting 2022 and the date of the annual general meeting 2023. The maximum number of Options that may be allocated to the participants under ESOP 2022 is 2,000,000.

The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2022, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas Therapeutics based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas Therapeutics or its environment would result in a situation where the adopted terms and conditions of ESOP 2022 no longer serve their purpose.

Preparation of the proposal

ESOP 2022 has been initiated by the Board of Directors of Calliditas Therapeutics and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies. ESOP 2022 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of shares that may be issued under ESOP 2022 is 2,000,000 which corresponds to a dilution of approximately 3.6 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, the maximum dilution amounts to approximately 9.4 percent on a fully diluted basis.

The dilution is expected to have a marginal effect on the company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas Therapeutics’ existing incentive programs can be found on Calliditas Therapeutics’ website, www.calliditas.se/en/, under “Remuneration” as well as in the company’s annual report.

Scope and costs of the program

ESOP 2022 will be accounted for in accordance with “IFRS 2 – Share‐based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 100.0, an annual increase in the share price of 15 percent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas Therapeutics according to IFRS 2 is estimated to approximately SEK 16.2 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 10.9 million, based on the above assumptions, that all Options are fully vested, a vesting period for all Options of three years and social security costs of 31.42 percent. It is envisaged that the social security costs associated with ESOP 2022 will be covered by the cash received from the participants at exercise of Options. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item 18b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. In either case, the social security costs associated with ESOP 2022 will be fully covered and will hence not affect the company’s cash flow.

The total cost of ESOP 2022, including all social security costs, is estimated to amount to approximately SEK 81.3 million under the above assumptions.

The costs associated with ESOP 2022 are expected to have a marginal effect on the company’s key performance indicator “Expenses relating to R&D/operating expenses”.

Delivery of shares under ESOP 2022

In order to ensure the delivery of shares under ESOP 2022 and if necessary for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue and use warrants in accordance with item 18b below.

Proposal regarding issue of warrants (item 18b)

In order to ensure the delivery of shares under ESOP 2022, and for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue not more than 2,000,000 warrants, whereby the company’s share capital could be increased by not more than SEK 80,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2022. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

The full terms and conditions for the warrants are presented in Appendix A and Appendix B.

Equity swap agreement with a third party (item 18c)

Should the majority requirement for item 18b above not be met, the Board of Directors proposes that the annual general meeting resolves that ESOP 2022 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Majority requirements

Resolution in accordance with item 18b above requires approval of at least nine tenths (9/10) of the shares represented and votes cast at the annual general meeting.

APPENDIX A

Resolution to issue warrants

In order to ensure the delivery of shares under ESOP 2022, and if necessary for hedging of social security costs, the Board of Directors proposes that the Annual General Meeting resolves to issue not more than 2,000,000 warrants (which includes warrants for potential hedging of social security costs), whereupon the company’s share capital may be increased by not more than SEK 80,000 in accordance with the following:

1.	The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only vest with Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics AB (publ). The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2022. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

2.	The warrants shall be issued free of charge and shall be subscribed for by 31 July 2022. The Board of Directors shall have the right to extend the subscription period.

3.	The warrants shall in all other respects be governed by the terms and conditions set forth in Appendix B.

4.	The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

5.	The company’s CEO shall be authorized to make such minor adjustments that may be necessary in connection with the registration of the new issue.

6.

Notification of Subscription of shares by the exercise of Warrants can be made from and including the day of registration of the Warrants with the Swedish Companies’ Office until and including 30 June 2027.